EXHIBIT 6.1
Grupo TMM and Subsidiaries
Computation of Earnings per Share (IFRS)

	December 31,
(In thousands dollars except ratio data)	2010	2009	2008	2007	2006
Shares at the end of period	101,994,641	102,024,441	55,227,037	56,933,137	56,963,137
Yearly weighted average shares	102,006,730	56,893,794	56,189,025	56,962,233	56,963,137

Net (Loss) Income from continuing operations	(78,916)	(95,670)	75,440	(28,349)	(40,945)

Net (Loss) Income from discontinued operations	—	—	—	(38,563)	111,362
Net (Loss) Income for the year Attributable to Stockholders of Grupo TMM, S.A.B	(80,563)	(97,050)	74,933	(67,072)	69.908
(Loss) Earnings per share from continuing operations	(0.774)	(1.682)	1.343	(0.498)	(0.719)
(Loss) Earnings per share from discontinued operations	—	—	—	(0.677)	1.955
(Loss) Earnings per share Attributable to Stockholders of Grupo TMM, S.A.B	(0.790)	(1.706)	1.334	(1.177)	1.227